EXHIBIT 99.1

PRESS RELEASE

Magna Recommends Rejection of "Mini-Tender" Offer

AURORA, Ontario, Aug. 09, 2024 (GLOBE NEWSWIRE) -- Magna International Inc. (TSX: MG; NYSE: MGA) today reported that it has received notice of an unsolicited mini-tender offer made by TRC Capital Investment Corporation (“TRC Capital”) to purchase up to 2,000,000 Magna Common Shares, or less than 1% of Magna’s outstanding Common Shares, at a price of CDN $57.90 per share. Magna cautions shareholders that the mini-tender offer has been made at a price below recent market prices, representing a discount of 4.49% to the closing price of Magna’s Common Shares on the Toronto Stock Exchange (“TSX”) on July 29, 2024, the last trading day before the mini-tender offer commenced. Although the offering price represents a premium of 7.58% to yesterday’s closing price of Magna Common Shares on the TSX of CDN $53.82, the offer is highly conditional. TRC Capital’s offer states that it may withdraw its offer if, among other things, the market price of Magna Common Shares falls below CDN $57.58, for reference, the closing price on the TSX for Magna Common Shares on August 8, 2024, was CDN $53.82, which is already below this threshold; additionally, TRC Capital’s offer is not fully funded and is conditioned upon receipt of necessary financing on terms it deems reasonable in its sole discretion.

Magna does not endorse TRC Capital’s unsolicited mini-tender offer, is not affiliated or associated in any way with TRC Capital, and unequivocally recommends shareholders reject the TRC Capital offer.

TRC Capital has made many similar unsolicited mini-tender offers for shares of other public companies. Mini-tender offers typically seek to acquire less than 5% of a company’s outstanding shares, thereby avoiding many disclosure and procedural requirements applicable to formal take-over bids and tender offers under Canadian and United States securities legislation. Both the Canadian Securities Administrators (“CSA”) and the U.S. Securities and Exchange Commission (“SEC”) recommend that investors exercise caution with mini-tender offers and have expressed serious concerns about mini-tender offers, including the possibility that investors might tender to such offers without understanding the offer price relative to the current market price of their securities.

Comments from the CSA on mini-tenders can be found on the Ontario Securities Commission website at:
https://www.osc.ca/en/securities-law/instruments-rules-policies/6/61-301/csa-staff-notice-61-301-staff-guidance-practice-mini-tenders.

The SEC investor advisory regarding mini-tender offers can be found at:
http://www.sec.gov/investor/pubs/minitend.htm.

Magna urges shareholders to obtain current market quotations for their shares, consult with their broker or financial advisor and exercise caution with respect to TRC Capital’s offer. Magna recommends that shareholders who have not responded to TRC Capital’s mini-tender offer take no action. Shareholders who have already tendered their shares should seek to withdraw them. According to TRC Capital's offer documents, Magna shareholders who deposit their shares in acceptance of the offer may withdraw their shares at any time before August 30, 2024, by following the procedures described in TRC Capital’s offer documents.

Magna requests that a copy of this press release be included with all distributions of materials relating to TRC Capital’s mini-tender offer related to Magna Common Shares.

INVESTOR CONTACT
Louis Tonelli, Vice-President, Investor Relations
louis.tonelli@magna.com │ 905.726.7035

MEDIA CONTACT
Tracy Fuerst, Vice-President, Corporate Communications & PR
tracy.fuerst@magna.com │ 248.761.7004

OUR BUSINESS(1)
Magna is more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company built to innovate, with a global, entrepreneurial-minded team of over 179,000(2) employees across 343 manufacturing operations and 105 product development, engineering and sales centres spanning 28 countries. With 65+ years of expertise, our ecosystem of interconnected products combined with our complete vehicle expertise uniquely positions us to advance mobility in an expanded transportation landscape.

For further information about Magna (NYSE:MGA; TSX:MG), please visit www.magna.com or follow us on social.

(1) Manufacturing operations, product development, engineering and sales centres include certain operations accounted for under the equity method.
(2) Number of employees includes over 168,000 employees at our wholly owned or controlled entities and over 11,000 employees at certain operations accounted for under the equity method.